Trading Symbol (TSX-V: ANI) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 6197 Fax:1-888 889 4874 www.animasresources.com

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2013

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Animas Resources Ltd. (“Animas” or the “Company”) and has been prepared based on information known to management as of April 15, 2014. This MD&A is intended to help the reader understand the consolidated financial statements of Animas.

The following information should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013 and 2012 and the related notes, all of which are prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the Company for the year ended December 31, 2013. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

The following forward looking statements have been made in this MD&A:

•

Plans for exploration of the Company’s mineral properties;

•

Speculation on future commodity prices;

•

Future budgets and how long the Company expects its working capital to last;

•

Management expectations of future activities and results; and

•

The successful completion of the Arrangement between GoGold Resources Inc. (“GoGold”) and Animas’ shareholders.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.animasresources.com.

SUMMARY AND OUTLOOK

The Company is a North American exploration company with diversified mining interests in one of the world’s fastest developing mining countries, Mexico. The management group, with its extensive experience in the exploration and mining industry, is moving to expand Animas’ reserves through development, discovery, and acquisition of high quality precious and base metal properties.

The Company continues to actively evaluate potential joint ventures, mergers, and acquisitions in search of opportunities to acquire significant, new gold resources. The management and the Company advisors will maintain and grow its knowledge base of the premier prospects and properties available for acquisition/ advancement in Mexico and elsewhere, targeting the best opportunities to build future Animas shareholder value. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposits in Mexico. With GoGold as the parent of the Company effective March 2014, the Company plans to proceed ahead with the production at the Company’s flagship Santa Gertrudis property (see Section 7 “Subsequent Events - GoGold”).

Animas also continues to conduct reconnaissance exploration within Mexico in an attempt to acquire high quality precious metal exploration projects, and during 2011, the Company acquired, by "staking", the high quality Desierto gold prospect within the Sonora Gold Belt (Herradura-type gold deposit potential).

During the year ended December 31, 2013, the Company continued to carefully manage its cash and corporate overhead, made some management changes and also continued to make strategic progress on its Santa Gertrudis property.

Detailed Mineral Property information, including 2013 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company has the strong support from its new parent GoGold who owns approximately 82.8% of the issued and outstanding common shares of Animas (on a fully diluted basis).  GoGold is a TSE-listed (TSE: GGD) Canadian-based mineral resource company currently putting the Parrall Silver-Gold tailings project into production in Mexico.

•

GoGold has great ability to put the Santa Gertrudis property back into production.

•

Animas has other highly experienced consultants in Mexico and will work closely with GoGold’s management and staff on our Santa Gertrudis property.

TABLE OF CONTENTS

1. Background	5

2. Overview	5
2(a) Company Mission and Focus	5
2(b) Description of Metal Markets	5
2(c) Qualified Person	5

3. Mineral Properties	5
3(a) Santa Gertrudis Property, Mexico	6
3(b) Desierto Property - Mexico	9
3(c) Ariel Copper Property - Mexico	10

4. Risks and Uncertainties	10

5. Impairment of Long-lived Assets	11

6. Material Financial and Operations Information	12
6(a) Selected Annual Financial Information	12
6(b) Summary of Quarterly Results	12
6(c) Review of Operations and Financial Results	12
6(d) Liquidity and Capital Resources	14
6(e) Disclosure of Outstanding Share Data	14
6(f) Commitment and Contingency	15
6(g) Off-Balance Sheet Arrangements	15
6(h) Transactions with Related Parties	16
6(i) Financial Instruments	17
6(j) Management of Capital Risk	18

7. Subsequent Events - GoGold	19

8. Policies and Controls	21
8(a) Significant Accounting Policies and Estimates	21
8(b) New Accounting Standards and Interpretations	21
8(c) Internal Controls Over Financial Reporting	22
8(d) Shareholder Rights Plan	22

10. Information on the Board of Directors and Management	23

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its shares are listed on the TSX Venture Exchange under the symbol “ANI”. The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Mexico.

2. Overview

2(a) Company Mission and Focus

Animas is a North American mineral resource company focused on acquisition and discovery.  The Company consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. The Company’s mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

2(b) Description of Metal Markets

Gold prices have remained above their long term averages albeit with high levels of volatility. Market interest in gold exploration continues.

2(c) Qualified Person

John R. Wilson is the Qualified Person as defined under National Instrument 43-101. He is responsible for the technical disclosure in this document. Mr. Wilson has reviewed and approved the contents of this MD&A.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.animasresources.com).

3(a) Santa Gertrudis Property, Mexico

Location Map
Tucson
ARIZONA
Nogales
SONORA
Cananea
Santa Gertrudis
Magdalena
Nacozari
N
W
E
S
0 5 10 20 30 40
Kilometers

History

The Santa Gertrudis Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and staked ground to the west, northwest and southeast of the SG Property’s historic workings.

The Company completed the construction of a comprehensive drill hole database with digital access to the original assay sheets and drill logs.

Work performed

To date, Animas’ work on the Santa Gertrudis project has consisted of:

•

Consolidation of the Company's land holdings (now totaling 562 km²) by owning 100% of the claims.

•

Completion 135 line km of IP, 30+ km² of RIP (Reconnaissance Induced Polarization) coverage, and a district-wide ground gravity survey.

•

Database resurrection, data verification and interactive GIS construction which includes the integration of 2,600± pre-Animas holes, 20,000± soil geochemical samples, 29,000± rock-chip geochemical samples, Animas work, and the db/GIS now totals 100±Gb).

•

Animas geological/alteration mapping/rock-chip geochemical sampling (110± km² mapped - 2,800± Animas samples).

•

A 43-101 report (2010) with a compliant “inferred” resources for the Cristina (MDA), Trinidad, Escondida, Mirador, Greta, La Gloria, Tracy, Tigre deposits (see news release on November 17, 2010).

•

Drilling/evaluation of 13 major target areas (41 holes – 12,651.15 meters core/reverse circulation) mainly Au – (Mo).

•

Announcement of EI Tigre with intervals of molybdenum mineralization.

Recent updates

With GoGold being the new parent of Animas (see Section 7 “Subseuqent Events – GoGold”), the Company and GoGold have together enhanced and accelerated development of the Santa Gertrudis property through a dedicated team with a proven track record in Mexico.  Animas is currently cooperating with GoGold on an orderly transition of Animas’ effective control to GoGold, with a view to minimize disruption to Animas’ key relationships, including its employees, consultants, customers, suppliers and other parties. GoGold has already been active at the Santa Gertrudis property with data reviews and planning and the Company expects that together with GoGold, the Company will have great success in meeting our goal of the Santa Gertrudis property becoming an operating gold mine again.

Cumulative expenditures

As of December 31, 2013 the Company had incurred total cumulative expenditures of $15,491,210 for acquisition and exploration on the SG Property including write-off of $5,000,000.

	December 31, 2013		December 31, 2012

Acquisition costs	$ 5,498,644	(1)	$ 5,498,644	(1)
Annual mining taxes	1,449,317		1,233,337
Assaying	483,255		483,255
Camp and general	540,679		523,083
Drilling	1,712,543		1,712,543
Environmental costs	12,806		12,806
Field costs	23,164		23,164
Foreign value added tax credit	34,090		158,485
Geology	1,475,507		1,425,796
Geophysical	793,870		793,870
Metallurgical consulting	5,646		5,646
Net Smelter Royalty payment	150,000		150,000
Office and administrative	211,426		204,458
Option payments	4,477,033		4,477,033
Resources calculation	339,051		339,051
Surface access fees	632,117		519,701
Travel	670,747		654,694
Wages	2,398,614		2,346,004
Write-off of exploration and evaluation assets	(5,000,000)		(5,000,000)
Foreign exchange movement	(417,299)		(1,075,541)
	$ 15,491,210		$ 14,486,029

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

3(b) Desierto Property – Mexico

Animas acquired Desierto Project, a large property position within the Sonora Gold Belt of western Sonora State, Mexico. This highly prolific region of known gold mineralization /production is located along the Arizona-Sonora Megashear, and it contains the large Penmont (Fresnillo-Newmont) Herradura gold mine complex (10+MM ozs Au) and numerous other, smaller gold mines and prospects (Noche Buena, La Choya, San Francisco, El Chanate, etc.).

The Desierto property totals approximately 27,000 hectares in size and was originally identified by Animas personnel during the second quarter of 2011. The Company has been conducting reconnaissance exploration within this highly prospective region of northern Mexico for most of 2011, and this prospect is a direct result of this ongoing exploration work.

Cumulative expenditures

As of December 31, 2013, the Company had incurred total cumulative expenditures of $74,401 for annual mining taxes of the Desierto property.

	December 31, 2013	December 31, 2012
Annual mining taxes	$ 71,883	$ 33,693
Foreign exchange movement	2,518	(533)
	$ 74,401	$ 33,160

3(c) Ariel Copper Property – Mexico

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to 80% of the Ariel porphyry copper concessions. On May 28, 2010, the Company signed the final option agreement. On December 16, 2010, the Company and the optionor amended its original agreement and postponed the option payments.

On November 6, 2012, the Company terminated the mining option agreement for Ariel Copper property and agreed to pay the vendor US$25,000 in lieu of all other payments required by the mining option agreement. The Company accrued US$25,000 on December 31, 2012 and wrote off $78,835 of its expenditures. On May 1, 2013, the Company made the US$25,000 payment to the optionor.

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos. Fluctuations in the exchange rates between the Canadian dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries. Access to mineral properties also involves certain inherent risks due to the change in local ranchers and land owners.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at December 31, 2013 which considered the indicators of impairment. Management concluded that other than the write-downs and write-offs in fiscal 2012 and prior years, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the Santa Gertrudis property;

•

there have been no significant changes in the legal factors or climate that affects the value of the Santa Gertrudis Property;

•

all Santa Gertrudis Property rights remain in good standing;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company actively seeks the best option to move the Santa Gertrudis Gold Project towards becoming a gold mine again.

•

the fair value of GoGold’s deal.

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended December 31 2013 $	Year ended December 31 2012 $	Year ended December 31 2011 $
Total revenues	-	-	-
General and administrative expenses	507,927	530,971	608,409
Write-off of exploration and evaluation assets	-	78,835	26,566
(Loss) for the year	(488,733)	(489,685)	(624,516)
(Loss) per share	(0.01)	(0.01)	(0.01)
Total assets	16,087,754	14,976,228	14,781,385
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Dec 31, 2013 Quarter	Sep 30, 2013 Quarter	Jun 30, 2013 Quarter	Mar 31, 2013 Quarter	Dec 31, 2012 Quarter	Sep 30, 2012 Quarter	Jun 30, 2012 Quarter	Mar 31, 2012 Quarter
Revenue	-	-	-	-	-	-	-	-
Net loss	198,760	56,583	91,017	142,373	235,662	81,030	45,235	127,758
Loss per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

6(c) Review of Operations and Financial Results

For the three months ended December 31, 2013 compared to the three months ended December 31, 2012

During the three months ended December 31, 2013, the Company incurred losses of $198,760 ($0.00 loss per share) compared to a net loss of $235,662 ($0.00 loss per share) for the same period in 2012.

During the three months ended December 31, 2013, the Company wrote off $Nil in exploration and evaluation assets (2012 – $78,835) and incurred $199,062 (2012 – $173,843) in general and administrative expenses, of which $410 (2012 – $1,541) relates to non-cash share-based payment expense for options vested during the period and non-cash depreciation of $367 (2012 - $3,094), and foreign exchange loss of $2,377 (2012 – $1,997). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $195,908, compared to 2012’s $167,211, an increase of $28,697. The increase was mainly due to professional fees (2013 - $108,133; 2012 - $72,818); management and consulting fees (2013 - $62,460; 2012 - $39,769); travel (2013 - $10,949; 2012 - $4,707); and filing fees (2013 - $1,950; 2012 – $Nil) incurred while the Company and GoGold were negotiating a joint structure.  These increases were offset by shareholders’ communication (2013 - $3,892; 2012 – $24,767) and corporate development (2013 – $Nil; 2012 - $14,949) as the Company cut back costs. The administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the three months ended December 31, 2013, the Company had interest income of $302 (2012 - $6,444) and other income of $nil (2012 - $10,572).

For the year ended December 31, 2013 compared to the year ended December 31, 2012

During the year ended December 31, 2013, the Company incurred losses of $488,733 ($0.01 loss per share) compared to a net loss of $489,685 ($0.01 loss per share) for the same period in 2012.

During the year ended December 31, 2013, the Company wrote off $Nil in exploration and evaluation assets (2012 - $78,835) and incurred $507,927 (2012 – $530,971) in general and administrative expenses, of which $6,277 (2012 – $25,189) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $6,027 (2012 - $15,403), and foreign exchange loss of $745 (2012 – $38,548). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $494,878, compared to 2012’s $451,831, an increase of $43,047. The increase was mainly due to professional fees (2013 - $261,862; 2012 - $213,768); management and consulting fees (2013 - $137,127; 2012 - $75,520); and travel (2013 - $15,871; 2012 – $5,828) incurred while the Company was negotiating various joint structures with potential candidates, including GoGold.  These increases were offset by shareholders’ communication (2013 - $24,852; 2012 – $36,666) and corporate development fees (2013 - $Nil; 2012 - $60,026) as the Company cut back costs. The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the year ended December 31, 2013, the Company had interest income of $1,457, compared to 2012’s $8,549, a decrease of $7,092. The decrease was due to overall cash balance earning interest income was higher in 2012.

During the year ended December 31, 2013, the Company had other income of $16,737 (2012 - $111,572), which was from selling common shares of Pilot Gold.

6(d) Liquidity and Capital Resources

The Company had a working capital deficiency of $173,711 as at December 31, 2013 (2012 – working capital of $81,304). Cash totaled $482,847 as at December 31, 2013, an increase of $152,517 from $330,330 as at December 31, 2012. The increase was a result of (a) $48,237 net proceeds from the sale of marketable securities; (b) $600,905 net proceeds received from the private placement; (c) $250,000 advance from GoGold; and (d) $28,188 effects of exchange rate changes on behalf of cash held in foreign currencies; which offset by (e) $264,769 spent in its operating activities, including changes in working capital; (f) $410,044 spent on its mineral properties; and (g) a $100,000 repayment of loan.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

On May 10, 2013, the Company completed the non-brokered private placement for gross proceeds of $625,000 by issuing 12,500,000 units at $0.05 per unit (the “Unit”). Each Unit comprised of one common share and a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share for a period of 36 months at an exercise price of $0.10. All securities issued were subject to a four-month hold period expiring September 10, 2013. No finder’s fees were paid. A total of $24,905 was included in share issue costs. The fair value of $260,279 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.12%, an expected life of 3 years, annualized volatility of 114%, and a dividend rate of 0%.

On October 26, 2013, the Company extended the expiry date of 6,000,000 outstanding common share purchase warrants by an additional 24 months to October 26, 2015. Each warrant entitles the holder to purchase one common share of the Company at price of $0.30. Subsequently, on February 28, 2014, these warrants were cancelled as part of the GoGold takeover arrangement. See Section 7 “Subsequent events – GoGold”.

Management estimates that the financial support from GoGold will be sufficient for the Company to carry out its anticipated exploration and operating plans through early 2014.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2012	59,130,884	$22,783,387
December 31, 2013	71,630,884	$23,124,013

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

During the year ended December 31, 2013, 920,000 options with exercise prices ranging from $1.35 to $1.60 expired and 260,000 options with exercise prices ranging from $0.43 to $1.16 were cancelled. As at December 31, 2013, the Company had a total of 1,635,000 options outstanding, with exercise prices ranging from $0.10 to $1.16, expiring between June 9, 2014 and November 8, 2017.  The 100,000 options at $0.10 will be part of GoGold’s secondary transaction which will close in late April (see Section 7 “Subsequent Events – GoGold”).  The rest of the 1,535,000 options will be cancelled and terminated upon GoGold acquiring Animas after the secondary transaction.

During the year ended December 31, 2013, 2,537,500 warrants at exercise price of $0.30 expired. As at December 31, 2013, the Company had a total of 18,500,000 warrants outstanding, with the exercise prices ranging from $0.10 to $0.30, expiring between October 26, 2015 and May 10, 2016. Subsequently, on February 28, 2014, 6,000,000 outstanding purchase warrants with exercise price of $0.30 were cancelled while the other 12,500,000 warrants with exercise price of $0.10 were tendered to GoGold’s offer (see Section 7 “Subsequent Events - GoGold”).

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.  Subsequently, the 2 million Bonus Shares were issued as a result of GoGold acquiring more than 70% of Animas’ shares (see Section 7 “Subsequent Events – GoGold”).

As of the date of this MD&A, there were 73,630,884 common shares issued and outstanding and 87,765,884 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

None.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the year ended December 31, 2013

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (b) Director, former Chief Executive Officer	26,735	n/a	n/a	Nil	26,735
Mark T. Brown (c) President, Chief Executive Officer	Nil	n/a	n/a	Nil	Nil
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	160,841	n/a	n/a	Nil	160,841
Total	187,576	n/a	n/a	Nil	187,576

For the year ended December 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (b) Director, former Chief Executive Officer	112,784	n/a	n/a	23,648	136,432
Mark T. Brown (c) President, Chief Executive Officer	Nil	n/a	n/a	Nil	Nil
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	157,627	n/a	n/a	Nil	157,627

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012. After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective January 1, 2013, Mr. Wilson ceased to receive any benefits from the Company. Mr. Wilson resigned as the Chief Executive Officer on December 2, 2013, and remained as a director of the Company.

(c)

Mark T Brown was appointed as the interim President and Chief Executive Officer on December 2, 2013.

(d)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting, shareholders’ communication and management fees for an accounting and administrative team of four people during fiscal 2013 and 2012.

Related party assets / liabilities

Due to related parties:	Services for	As at December 31, 2013	As at December 31, 2012

Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$280,068	$111,035
John Wilson	Management fees	26,735	23,205
Total		$306,803	$134,240

Loan:		As at December 31, 2013	As at December 31, 2012
Pacific Opportunity Capital Ltd.	Loan	-	$100,000(e)

(a)

As at December 31, 2013, the Company repaid its non-interest bearing loan in full to Pacific Opportunity Capital Ltd., a company controlled by a director of the Company. The loan was used for operating expenditures.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, prepaid expenses, accounts payables and accrued liabilities and advance from GoGold approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. As at December 31, 2013, the Company had accounts payable of $112,837 (2012 - $109,250) denominated in United States dollars. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of goods and sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $500.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$482,847	$-	$-	$482,847
Marketable securities	21,500	-	-	21,500
	$504,347	$-	$-	$504,347

6(j) Management of Capital Risk

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

7.  Subsequent Events - GoGold

On December 4, 2013, GoGold Resources Inc. (“GoGold”) signed a Definitive Agreement with the Company to buy the Santa Gertrudis property for the following purchase price:

•

$250,000 deposit payable upon signing of the definitive agreement (received);

•

$4,750,000 payable on closing;

•

A 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax. GoGold will also have the right to purchase one-third of the NSR at any time for $5 million; and,

•

Starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event that the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

On December 30, 2013, in response to a hostile take-over bid by another company, GoGold announced that their intent to make an offer to acquire all Animas’ outstanding common shares and warrants of the Company for $0.15 per common share.

Pursuant to the proposed GoGold offer, Animas shareholders would be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. GoGold also offered one GoGold common share for each $0.94 of in-the-money value of the Animas warrants. The deadline for Animas’ shareholders and warrantholders to tender their shares and warrants to GoGold’s offer was February 28, 2014.

On March 3, 2014, the Company announced that as reported by GoGold as at 7:00 p.m. EST on February 28, 2014, a total of 60,187,546 common shares of Animas and 12,500,000 shares purchase warrants representing in the aggregate 82.8% of the outstanding Animas shares (on a fully diluted basis), had been validly tendered to GoGold’s offer to acquire all of the outstanding Animas shares and Animas warrants.  The other 6,000,000 warrants with an exercise price of $0.30 were tendered and cancelled.

Animas is cooperating with GoGold on an orderly transition of Animas’ effective control to GoGold, with a view to minimize disruption to Animas’ key relationships, including its employees, customers, suppliers and other parties.  In addition, Dana Hatfield, Chief Financial Officer of GoGold, has been appointed to the Animas Board.

On March 6, 2014, the Company issued 2 million common shares as Bonus Shares as GoGold acquired over 70% of the issued and outstanding shares of the Company, triggering the performance bonus pool.

On March 7, 2014, GoGold and the Company entered into an agreement (the “Arrangement Agreement”) for a proposed arrangement (the “Arrangement”). The Arrangement constitutes the second step transaction for GoGold to acquire all the common shares of Animas (“Animas Shares”) not deposited in the take-over bid it launched on January 23, 2014, which expired on February 28, 2014, and all other outstanding Animas securities.  This secondary transaction to buy out the remaining Animas shareholders who did not tender, or were not eligible to tender due to US securities rules is expected to close in late April.

Under the terms of the Arrangement Agreement, holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas options (“Animas Options”), calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

Under the terms of the Arrangement, Animas and GoGold have agreed to apply for an interim order of the Supreme Court of British Columbia to convene a special meeting of Animas’ shareholders to vote on the proposed Arrangement. The independent members of Animas’ board have received an opinion from their financial advisor, Edgecrest Capital Corporation (“Edgecrest”), that the consideration payable to Animas shareholders in the Arrangement is fair, from a financial point of view, to the shareholders of Animas (other than GoGold). Based on their own analysis and various other factors, including the fairness opinion, the independent members of Animas’ board unanimously approved the transaction and have recommended that shareholders vote in favor of the Arrangement. The special meeting was scheduled for April 16, 2014, with a March 13, 2014 record date. Animas’ motion for the interim order was completed on March 14, 2014.  GoGold is committed in the Arrangement Agreement to vote all of its Animas Shares it owns in favor of the Arrangement.

Full details of the transaction are included in a management information circular filed by Animas with the Canadian securities regulatory authorities and mailed to Animas shareholders on March 25, 2014. The circular contains full details on the terms of the proposed plan of arrangement, the factors considered by Animas’ independent directors as well as a summary and complete copy of Edgecrest’s fairness opinion.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

•

The determination that the Company will continue as a going concern for the next year;

•

The determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluations assets may not be recoverable.

8(b) New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IAS 32 (Amended in 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

In connection with National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issue Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI52-109.

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures. Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company’s disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

8(d) Shareholder Rights Plan

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan re-confirmed by the shareholders at the Annual and Special Meeting on June 3, 2011 for another three years, expire on June 3, 2014, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.  On December 30, 2013, given the GoGold offer, the Board waived the application of the Company’s shareholders’ rights plan.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

John R. Wilson, BSc, MS, QP

Hugh B. Miller, BS., Ms., Ph.D, QP, CMSP

David C. Beling, PE, BSc, QP

Dana Hatfield, C.A.

Audit Committee members:

Mark T. Brown (Chair), David C. Beling and Hugh B. Miller

Management:

Mark T. Brown, B.Comm, C.A. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary